MangoSoft, Inc.
29 Riverside Street
Suite A, MS A-8
Nashua, NH 03062

 December 12, 2007

VIA FACSIMILE TRANSMISSION
VIA EDGAR TRANSMISSION

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	MangoSoft, Inc. (the “Registrant”) Registration Statement on Form S-1, as amended, File No. 333-144317 Request for Acceleration of Effective Date

Dear Ms. Jacobs and Mr. Fuller:

The undersigned Registrant, as set forth in the above-referenced Registration Statement on Form S-1, hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, that its Registration Statement on Form S-1 become effective after 4 P.M, Eastern Standard Time on December 14, 2007 or as soon thereafter as practicable.

In connection with the foregoing request, please be advised of the following:

(i)   Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the above referenced filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

(ii)          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)         The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MANGOSOFT, INC. By: /s/ Dale Vincent Dale Vincent Chief Executive Officer